# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PROTHENA CORP PUBLIC LTD CO, CIK 0001559053
CUSIP: G72800108
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, GRAND CANAL DOCKLANDS, Dublin 2, Ireland (L2), D02 VK60
Date of event which requires filing of this statement: 05/27/2025
Amends the filing with accession number 0000935836-25-000311
Filed by CIK 0001587114
Persons authorized to receive notices and communications: Anthony J. Caldwell, Esq., Shartsis Friese LLP, 425 Market Street, 11th Floor, San Francisco, California (CA), 94105, (415) 421-6500

## Reporting persons
- EcoR1 Capital, LLC (CIK 0001587114): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Oleg Nodelman (CIK 0001454385): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- EcoR1 Capital Fund Qualified, L.P. (CIK 0001598292): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: PROTHENA CORP PUBLIC LTD CO
Address of issuer's principal executive offices: 77 SIR JOHN ROGERSON'S QUAY, BLOCK C, GRAND CANAL DOCKLANDS, Dublin 2, Ireland (L2), D02 VK60

## Item 2. Identity and Background
Name of person filing:
The reporting persons are:

EcoR1 Capital, LLC, a Delaware limited liability company ("EcoR1")

EcoR1 Capital Fund Qualified, L.P., a Delaware limited partnership ("Qualified Fund")

Oleg Nodelman

Qualified Fund is filing this statement jointly with the other reporting persons, but not as a member of a group, and it expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of Qualified Fund should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any securities covered by this Schedule 13D. Each reporting person also disclaims beneficial ownership of the securities reported herein except to the extent of that person's pecuniary interest therein.
Residence or business address: 357 Tehama Street #3, San Francisco, CA 94103
Present principal occupation or employment: EcoR1 is an investment adviser to investment funds, including Qualified Fund (collectively, the "Funds"). EcoR1 is the general partner of the Funds. Mr. Nodelman is the manager and control person of EcoR1.
Criminal convictions in the last five years: During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the reporting persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: For citizenship of the reporting persons, see Item 6 of each reporting person's cover page.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Funds used their working capital to purchase the Issuer's Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The reporting persons acquired Ordinary Shares for investment purposes based on their belief that the Issuer's Ordinary Shares, when purchased, was undervalued and represented an attractive investment opportunity. The reporting persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Ordinary Shares and other securities, the Issuer's operations, assets, prospects, financial position, and business development, Issuer's management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the reporting persons may take such actions regarding their holdings of the Issuer's securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Ordinary Shares in the open market, through privately negotiated transactions with third parties or otherwise, and selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, all or part of the Ordinary Shares that they now own or hereafter acquire. The reporting persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Ordinary Shares or pledge their interests in the Ordinary Shares to obtain liquidity. In addition, from time to time the reporting persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer.

The reporting persons have no present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the reporting persons may recommend action to the Issuer's management, board of directors and stockholders. Any such actions could involve one or more of the events referred to in clauses (a) through (j) of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, changes in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Aggregate number of shares beneficially owned by the reporting persons:

EcoR1: 0

Oleg Nodelman: 0

Qualified Fund: 0

Aggregate percentage of the class of Ordinary Shares beneficially owned by the reporting persons:

EcoR1: 0.0%

Oleg Nodelman: 0.0%

Qualified Fund: 0.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares as to which the each reporting person has:

(i) Sole power to vote or to direct the vote:

EcoR1: 0

Qualified Fund: 0

Oleg Nodelman: 0

(ii) Shared power to vote or to direct the vote:

EcoR1: 0

Oleg Nodelman: 0

Qualified Fund: 0

(iii) Sole power to dispose or to direct the disposition of:

EcoR1: 0

Qualified Fund: 0

Oleg Nodelman: 0

(iv) Shared power to dispose or to direct the disposition of:

EcoR1: 0

Oleg Nodelman: 0

Qualified Fund: 0
Transactions in the class effected during the past sixty days:
The reporting persons have engaged in the following transactions in the Issuer's Ordinary Shares in the 60 days preceding the date of this Schedule 13D:

On 5/23/2025, the Funds sold 360,679 of the Issuer's Ordinary Shares for a dollar-weighted average price of $5.0357 per share. Qualified Fund sold 338,101 of these shares.

On 5/27/2025, the Funds sold 466,668 of the Issuer's Ordinary Shares for a dollar-weighted average price of $4.7467 per share. Qualified Fund sold 437,453 of these shares.

On 5/27/2025, the Funds sold 1,400,000 of the Issuer's Ordinary Shares for a dollar-weighted average price of $7.2708 per share. Qualified Fund sold 1,312,354 of these shares.

On 5/28/2025, the Funds sold 509,000 of the Issuer's Ordinary Shares for a dollar-weighted average price of $4.6492 per share. Qualified Fund sold 477,140 of these shares.

On 5/29/2025, the Funds sold 2,568,249 of the Issuer's Ordinary Shares for a dollar-weighted average price of $4.7410 per share. Qualified Fund sold 2,408,843 of these shares.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On May 28, 2025, each of the reporting persons ceased to be the beneficial owner of more than five percent of the outstanding shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: EcoR1 is the investment adviser to its clients pursuant to investment management agreements or limited partnership agreements providing to EcoR1 the authority, among other things, to invest the funds of such clients in Ordinary Shares, to vote and dispose of Ordinary Shares and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, EcoR1 is entitled to allocations based on assets under management and realized and unrealized gains. Pursuant to such investment management agreements, EcoR1 is entitled to fees based on assets under management and realized and unrealized gains.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

## Signatures
- EcoR1 Capital, LLC: /s/ Oleg Nodelman, Manager (05/29/2025)
- Oleg Nodelman: /s/ Oleg Nodelman, Reporting person (05/29/2025)
- EcoR1 Capital Fund Qualified, L.P.: /s/ Oleg Nodelman, Manager of the General Partner, EcoR1 Capital, LLC (05/29/2025)